SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Quantum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

747906501

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747906501	Page 2 of 3 Pages

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 10,248,322 shares of common stock(1) 6,525,289 Warrants(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,248,322 shares of common stock(1) 6,525,289 Warrants(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,248,322 shares of common stock(1) 6,525,289 Warrants(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.36% (2)
14.	TYPE OF REPORTING PERSON IA, OO

(1)

The shares reported herein for the Reporting Person represent the securities of the Issuer that are held by OC II FIE V LP and OC III LVS XL LP (see Item 2 of this Schedule 13D), comprised of (i) 10,248,322 shares of Common Stock and (ii) 6,525,289 shares of Common Stock that OC II FIE V LP has the right to acquire through the exercise of certain warrants of the Issuer held by OC II FIE V LP.

(2)

The number of shares outstanding for purposes of this percentage calculation assumes (i) 102,667,712 outstanding shares of the Issuer’s Common Stock as of August 1, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed on August 4, 2022, plus (ii) the exercise of the warrants held by OC II FIE V LP.

CUSIP No. 747906501	Page 3 of 3 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2022 (together with Amendment No. 2, this “statement”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Quantum Corporation, a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 224 Airport Parkway, Suite 550, San Jose, California 95110. Items 4 and 5 and Schedule A are hereby amended and/or supplemented as set forth below.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Mr. Chris Neumeyer, an Executive Vice President at PIMCO and an observer on the Company’s board of directors (the “Board”), has been nominated by the Board for election as a director to the Board at the Company’s upcoming annual shareholder meeting, scheduled to take place on August 16, 2022.

Item 5. Interest in Securities of the Issuer.

Sections (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b)

Items 7-13 of page 2 of this Amendment No. 2 are incorporated herein by reference.

The securities reported in this Schedule 13D are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser, as described in Item 2. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13D reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2022

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Ryan Curtis
Name: Ryan Curtis Title: Vice President

Schedule A is hereby amended in its entirety as follows:

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship

Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States

Libby Cantrill	Managing Director – Executive Committee, Head of Public Policy	United States

Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States

Gregory Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States

Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States

Mark R. Kiesel	Managing Director – Chief Investment Officer (Global Credit)	United States

Scott A. Mather	Managing Director – Chief Investment Officer (U.S. Core Strategies)	United States

Qi Wang	Managing Director – Chief Investment Officer, Portfolio Implementation	United States

Julie Meggers	Managing Director – Global Co-Head of Human Resources	United States

Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States

Jerome M. Schneider	Managing Director – Executive Committee	United States

Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States

Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States

Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States

Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States